February 14, 2019

Francisco Atalig
Senior Vice President and Chief Financial Officer
BankGuam Holding Co
P.O. Box BW
Hagatna, Guam 96932

       Re: BankGuam Holding Co
           Form 10-K for the fiscal year ended December 31, 2017
           Filed June 29, 2018
           Form 10-Q for the quarterly period ended September 30, 2018 Filed November 9, 2018
           File No. 000-54483

Dear Mr. Atalig:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Financial
Services